DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612 ww.dlapiper.com

Laura Sirianni laura.sirianni@dlapiper.com T 919.786.2025 F 919.786.2200

Via Edgar

July 17, 2018

Erin E. Martin

Legal Branch Chief

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

100 F Street N.E. Mail Stop 3233

Washington, DC 20549

Re:	Cottonwood Multifamily REIT II, Inc. (the “Company”)

Offering Statement on Form 1-A

Post-qualification Amendment No. 1

Filed July 5, 2018

File No. 024-10615

Dear Ms. Martin:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a copy of Post-Qualification Amendment No. 2 to the Offering Statement on Form 1-A of Cottonwood Multifamily REIT II, Inc. (“Amendment no. 2”).

Amendment No. 2 includes revisions in response to the comment letter from the staff of the SEC’s Office of Real Estate and Commodities (the “Staff”) to the Company, dated July 11, 2018 (the “Comment Letter”) as well as disclosure to extend the term of the offering beyond one-year and provide financial statements pursuant to Rule 8-06 of S-X for a recently acquired investment. This letter provides a response to the comment you raised in the Comment Letter. For your convenience, we have reproduced your comment below, along with our response.

General

1.

We note your disclosure on page 72 that as of June 29, 2018, you have raised $44.8 million in this offering and that you are also seeking to qualify an additional $50 million in this post-qualification amendment. Please reduce the amount that you are seeking to qualify by the aggregate amount sold in the prior 12 month period. Refer to Rule 251(a) of Regulation A and Instruction 1 to Form 1-A for guidance.

Erin Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

July 17, 2018

Response: The Company has revised the offering circular to indicate that it is seeking to qualify and offer $2,282,479 in shares of common stock at $10.00 per share, which represents the value of shares available to be offered as of July 13, 2018 out of the rolling 12-month maximum offering amount of $50 million in common shares available pursuant to Regulation A.

I would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact me by email at laura.sirianni@dlapiper.com or by phone at (919) 786-2025 with any questions or additional comments.

Very truly yours,

DLA PIPER LLP (US)

/s/ Laura Sirianni

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